# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Track Group, Inc., CIK 0001045942
CUSIP: 81373R109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 E. 5th Avenue, Suite 100, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 01/16/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001705119
Persons authorized to receive notices and communications: CRC Founders Fund, LP, 1528 Wazee Street, Denver, Colorado (CO), 80202, (405) 830-3274

## Reporting persons
- Denver J. Smith (CIK 0001705119): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 691,691; shared voting power 0; sole dispositive power 691,691; shared dispositive power 0; aggregate amount beneficially owned 691,691 (5.8% of the class)
  Comment: Denver J. Smith does not own these shares personally. He is the Chief Investment Officer of CRC Founders Fund, LP, and therefore may be deemed to beneficially own 691,691 shares of stock held by the CRC Founders Fund, LP.
- CRC Founders Fund, LP. (CIK 0001675729): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 691,691; shared voting power 0; sole dispositive power 691,691; shared dispositive power 0; aggregate amount beneficially owned 691,691 (5.8% of the class)
  Comment: The CRC Founders Fund, LP is the direct owner of 691,691 shares of common stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Track Group, Inc.
Address of issuer's principal executive offices: 200 E. 5th Avenue, Suite 100, Naperville, Illinois (IL), 60563

## Item 2. Identity and Background
Name of person filing:
CRC Founders Fund, LP
Denver J. Smith
Residence or business address: CRC Founders Fund, LP is located at 1528 Wazee St, Denver, CO, 80202. Denver J. Smith's residence is located at 350 S Race Street, Denver, CO, 80209.
Present principal occupation or employment: Denver J. Smith is the managing member for Carlson Ridge Capital, LLC, which is an ERA for the CRC Founders Fund, LP. It is located at the same address listed above in (b) for the CRC Founders Fund. LP.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: CRC Founders Fund, LP is a Delaware LP. Denver J. Smith is a citizen of the U.S.A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the shares with $742,724 of working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the shares of Common Stock held by the Reporting Person for investment purposes. The Reporting Person intends to review and evaluate his investment in the Issuer on an ongoing basis taking into consideration such factors as the Reporting Person deems relevant, including without limitation the business and prospects of the Issuer, other developments concerning the Issuer, trading prices of the Issuer's securities, existing or anticipated market or economic conditions (in general or related to the Issuer or the industry in which it operates) and other opportunities available to the Reporting Person. Based on such review and evaluation or other factors, the Reporting Person may (i) acquire or seek to acquire additional securities of the Issuer, including shares of Common Stock or (ii) sell or dispose or seek to sell or dispose of securities of the Issuer currently held by the Reporting Person or acquired by the Reporting Person in the future, in each case, in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise. Additionally, the Reporting Person expects to engage in communications with management and other members of the board of directors of the Issuer, other holders of securities of the Issuer and potentially other persons regarding a variety of matters related to the Issuer, its business, strategy, assets or securities. Without limitation of the foregoing, the Reporting Person may from time to time review, evaluate and explore, and engage in communications with such other persons regarding, strategic alternatives for the Issuer, including a merger or other business combination or take-private transaction involving the Issuer, the acquisition or disposition of securities of the Issuer or other extraordinary corporate transactions involving the Issuer. Any such review, evaluation, exploration or communication engaged in by the Reporting Person could lead to the development by the Reporting Person of, or the participation by the Reporting Person in, a plan or proposal that relates to or could result in one or more of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D, or such activities could be preliminary only and not lead to any such plan or proposal. The Reporting Person may change his intentions with respect to any or all of the matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 11,863,758 Shares outstanding as of December 2, 2024, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 23, 2024.

A. CRC Founders Fund, LP:

As of the date hereof, CRC Founders Fund, LP beneficially owns 691,691 shares, equivalent to approximately 5.8%.

B. Denver J. Smith:

As of the date hereof, Denver J. Smith, as the Chief Investment Officer of CRC Founders Fund, LP, may be deemed to beneficially own 691,691 shares, equivalent to approximately 5.8 %.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. CRC Founders Fund, LP:

1. Sole power to vote or direct vote: 691,691 shares
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 691,691 shares
4. Shared power to dispose or direct the disposition: 0

B. Denver J. Smith:

1. Sole power to vote or direct vote: 691,691 shares
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 691,691 shares
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Denver J. Smith: /s/ Denver J. Smith, Self (01/16/2025)
- CRC Founders Fund, LP.: /s/ Denver J. Smith, Chief Investment Officer (01/16/2025)